

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 10, 2015

Choi Tak Yin Addy
Chief Executive Officer
Rito Group Corp.
Unit Room 2301, Wing Hing Industrial Building
83-93 Chai Wan Kok Street
Tsuen Wan, NT, Hong Kong

> **Re: Rito Group Corp.**
> **Registration Statement on Form S-1**
> **Filed August 12, 2015**
> **File No. 333-206319**

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations related to your intended business. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

2.   Please supplementally provide us with copies of all written communications, as defined
        in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your
        behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,
        whether or not they retain copies of the communications.

Prospectus Cover Page

3.   Please revise to leave the date of the prospectus at the bottom of the cover page undated
        as that date should approximate the date of the effectiveness of the registration statement.
        Please see Rule 423 of Regulation C.

Prospectus Summary

The Company, page 2

4.   We note your disclosure that "[your] activities have been limited to developing [your]
        business and financial plans." Accordingly, please revise the second paragraph to state
        clearly that the company is a developmental stage company. Briefly discuss what has
        been accomplished and what remains to be accomplished for you to develop your
        platform and generate meaningful revenues. Clarify that you have not yet engaged in any
        material operations to date. This comment also applies to your Description of Business
        section.

5.   Please reconcile your statements that you "believe [you] need to raise $1,500,000 from
        the sale of 1,000,000 shares at $1.50 to fully execute [your] business plan over the next
        12 months" with your statement that "the funds raised in this offering, even assuming
        [you] sell all the shares being offered, may be insufficient to carry out [your] intended
        business operations."

6.   You state that Mr. Choi may be unwilling to advance "any additional capital" to the
        company. Yet there does not appear to be disclosure elsewhere in your prospectus
        regarding any loans from Mr. Choi to the company. Please advise.

Our Offering, page 3

7.   We note your disclosure here and throughout the prospectus that there is a potential
        conflict of interest for Mr. Choi because he will be selling shares on behalf of the
        company while simultaneously selling his own shares. Please clarify the plan of
        distribution as to which shares Mr. Choi intends to sell first, including whether it will be
        Mr. Choi or investors who will determine if they are subscribing for shares being sold by
        the company or by Mr. Choi. Please disclose, if true, that Mr. Choi is under no obligation
        to sell the company's shares first before selling his own shares.

Risk Factors, page 5

General

8.   We note that the company's principal executive office is located in Hong Kong. It also appears that you have non-U.S. resident officers and directors. Please provide risk factor disclosure that discusses the enforceability of the civil liability provisions of the U.S. federal securities laws against the company's officers and directors and company assets located in foreign jurisdictions.

9.   It appears that you have not yet fully developed a platform and that substantial additional development work will be required. Accordingly, please add a risk factor that discusses the uncertainties related to the developmental status of your e-commerce platform, making clear that you do not yet have an operational platform.

10.   You state that your "marketplaces and platform generate and process a large quantity of transaction[s], demographic and behavioral data" (page 6) and that "growing portions of Asia's consumers are accessing [your] platform" (page 7), which is inconsistent with the description of your business activities in Note 4 to your financial statements, wherein you state that your "online trading business has not yet launched." Revise your disclosure to ensure that you accurately characterize the current state of your business operations.

General domestic and international economic conditions…, page 6

11.   Please reconcile statements regarding "consulting services" and the "sale of [your] services" with the online retail business you describe elsewhere in your prospectus.

Management's Discussion and Analysis

Results of Operations for the Period from August 12, 2014 (Inception) to June 30, 2015, page 12

12.   You indicate that you generated $3,406 in revenue as of June 30, 2015. However, because you state that your "online trading business has not yet launched" in Note 4 to your financial statements, please tell us what consideration you gave to describing your business as a development stage business and explain how the company generated these revenues and what products were sold considering your platform is not yet operational.

Liquidity and Capital Resources, page 12

13.   You state at the outset of your Management's Discussion and Analysis section that your "cash balance is not sufficient to fund [your] limited levels of operations for any period of time" and that you require further funding "in order to implement [your] plan of operations for the next twelve-month period." In discussing your expected liquidity needs, please state the minimum number of months that you expect to be able to conduct

planned operations and to satisfy your obligations using currently-available capital resources. In addition, quantify the anticipated costs and amount of additional capital that will be needed in order to fund the company's projected operations and satisfy its obligations for a minimum of twelve months from the date of the prospectus and the anticipated source(s) of that cash. Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. For guidance, see Section III.C of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

14. Please disclose the material amounts of cash and cash equivalents disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. Also, disclose the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Cash Provided by Financing Activities, page 12

15. You state here that you received "working capital in the amount of $84,500 for [your] operating purpose." Elaborate to explain the source of this working capital.

Industry Overview, page 13

16. With respect to third-party statements in your prospectus, such as the data attributed to Euromonitor, Neilsen, Mastercard Worldwide, PayPal and Boston Consulting Group, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense and whether you commissioned any of the referenced sources. With regard to statements based upon your internal data and your management's understanding of industry conditions, please clearly identify those statements as management's belief or opinion.

Description of Business, page 14

17. We note your current business is the sale of miscellaneous retail goods. Describe the manner in which you currently offer and sell such goods and describe the products you offer. If your future business is an online platform for the sale of the same retail goods, please state that this platform is not yet operational. Please also describe in sufficient detail the types of products you intend to offer for sale and whether you intend to hold those products in inventory or if third parties will utilize your platform to sell their own

products. If you intend to hold inventory, tell us why you have not allocated any of your use of proceeds from this offering for that purpose.

18. Disclose in greater detail how you expect to generate revenues from your business. In this regard, we note your statement that the goal of the company's website will be to attract customers "to first go online and then shop offline to pick up the products they find online." Yet elsewhere in this section you describe the Rito Online mall as a "platform for merchants and customers to facilitate transactions." Please clarify whether you will be selling any products directly through your website, whether you intend to open retail stores, whether you will generate fees from vendors who will set up storefronts on your platform or in what other ways the company intends to generate revenue.

19. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you cannot receive funding. You should address how your business goals and objectives will change based on the size of your completed offering and net proceeds actually received. To the extent you discuss future plans, like opening showrooms in Asia, developing your website and hiring staff and consultants, the discussion should be balanced to include time frames for implementing such plans and any uncertainties or obstacles involved before the planned operations can commence.

Use of Proceeds, page 15

20. Your statement on page 11 that your chief executive officer intends to lend you the funds to complete the registration process is inconsistent with your indication here that the costs will come from the proceeds of the offering. Please revise to clarify.

Dilution, page 17

21. We note your definition of net tangible book value in the first paragraph on page 17. However, you calculations of net tangible book value did not subtract intangible assets in computing amounts as of June 30, 2015. Please advise or revise.

Selling Shareholders, page 18

22. Please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by Rito Group Holding Ltd, China South Telecom Group Company Limited, and Greenpro Venture Capital Limited. Refer to Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance´s Compliance and Disclosure Interpretations of Regulation S-K.

> Please also provide this information in a footnote to the beneficial owner table on page 25.

23.   Please clarify your disclosure to identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. If a selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that:

- the seller purchased the securities to be resold in the ordinary course of business; and
- at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

> Alternatively, please disclose that the stockholder is an underwriter.

Plan of Distribution, page 19

24.   We note your indication on the prospectus cover page that your chief executive officer is deemed to be an underwriter of this offering. Please state as much here and elaborate upon why you characterize him as such and whether Mr. Or is also an underwriter in this offering. Provide us with your analysis as to whether this offering is by or on behalf of the issuer, addressing all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretations 612.09, available on our website. Alternatively, please revise the registration statement to name Mr. Choi and Mr. Or as underwriters, disclose that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.

Patents, Trademarks and Intellectual Property, page 22

25.   You note the company's investment in an e-commerce customer relationship management system. Please describe more clearly how this management system is intended to contribute to your business and the development of the Rito Online mall and clarify whether this management system is owned or licensed by you.

Directors and Executive Officers and Corporate Governance

Choi Tak Yin Addy, Chief Executive Officer, page 22

26.   We note that your biography of Mr. Choi implies that he has experience ranging from "legal compliance, accounting and auditing to capital raising, shares issuing and initial public offering, mergers and acquisitions, to small and medium-sized enterprises and corporate clients." Yet it is not clear based on his described prior business experience

where such varied expertise was developed. Please advise and clarify your disclosure accordingly.

Financial Statements and Exhibits, page F-1

27.   You disclose that the financial statements were prepared with the pooling of interest method. Please tell use your basis in U.S. GAAP for using the pooling of interest method to prepare your financial statements.

Report of Independent Registered Accounting Firm, page F-2

28.   We note from your filing that you are incorporated in Nevada and your corporate office is located in Hong Kong. However, we note that your independent registered public accounting firm is located in Kuala Lumpur, Malaysia. Describe to us your selection of an audit firm and tell us how your auditor was able to conduct its audit of a Hong Kong company from Malaysia. Include a discussion of where the audit work was principally conducted, where you conduct you operations, where you maintain your records, and the nature of any association the company has with operations in Kuala Lumpur.

Note 1. Description of Business and Organization, page F-7

29.   Please tell us your basis in U.S. GAAP for using the Rito International August 12, 2014 date of inception as opposed to the Sino Union January 3, 2014 date of inception.

30.   Please provide us with your analysis of how you determined Sino Union was deemed the accounting acquirer and Rito Group Corp was deemed the accounting aquiree in the May 15, 2014 share exchange transaction. Refer to ASC 805-10-55-10 through 15.

31.   You disclose that your historical equity is the historical equity of Sino Union retroactively restated to reflect the number of shares issued by you in the transaction. Please tell us what the amount of net assets, capital stock, additional paid in capital and retained earnings/deficit of Sino Union was just prior to the share exchange transaction. Also, explain to us how the retained earnings or deficit of Sino Union was carried forward in the financial statements.

Item 16. Exhibits to Registration Statement, page 27

32.   Please tell us why you did not include the share/merger exchange agreement with Sino International Limited as an exhibit. Refer to Items 601(b)(2) and (10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Adam Tracy, Esq.
       Securities Compliance Group, Ltd.